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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __3__)*


                               Guitar Center, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    402040109
           -----------------------------------------------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                        30 Rockefeller Plaza - 41st Floor
                            New York, New York 10112
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 1, 2001
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies of this statement are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (2-98)                Page 1 of 15 Pages

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC)
     13-337-6808


________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         4,589,164

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    Not applicable
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         4,589,164

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    Not applicable

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,589,164

________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      20.8%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON*

                                       CO

________________________________________________________________________________


SEC 1746 (2-98)                Page 2 of 15 Pages

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.)

     13-3371826

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF         525,215 (includes options for 6,305)

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                    Not applicable
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         525,215 (includes options for 6,305)

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                    Not applicable

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    525,215 (includes options for 6,305)

________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.4%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________


SEC 1746 (2-98)                Page 3 of 15 Pages

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


PRELIMINARY NOTE:

            The information contained herein has been adjusted to reflect a change in the reporting person's name and controlling persons.

ITEM 1.  SECURITY AND ISSUER.

            This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Guitar Center, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 5155 Clareton Drive, Agoura Hills, CA 91301.

ITEM 2.  IDENTITY AND BACKGROUND.

            The response to Item 2 is hereby amended in its entirety to read as follows:

            This statement is being filed by J.P.  Morgan Partners  (SBIC),  LLC
(formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), and J.P. Morgan Partners (BHCA), L.p. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), each of whose principal business office is located at 1221 Avenue of the Americas, New
York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

            JPMP (SBIC) is a wholly owned subsidiary of JPMP (BHCA). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

            JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

TRANSACTIONS INVOLVING THE ISSUER

            On June 5, 1996, in connection with a $70 million recapitalization of the Issuer (the "Recapitalization") and pursuant to a Recapitalization Agreement dated as of May 1, 1996 between the Issuer, JPMP (SBIC) and the other parties thereto (the "Recapitalization Agreement", a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference), JPMP (SBIC) and CB Capital Investors, L.P. ("CBCI"), an affiliate of JPMP (SBIC), purchased 332,640 and 187,110 shares of the Issuer's Junior Preferred Stock, respectively, for an aggregate purchase price of $33,264,000 and $18,711,000, respectively, and 336,000 and 189,000 shares of the Issuer's Common Stock, respectively, for an aggregate purchase price of $336,000 and $189,000, respectively.

            In connection with the Recapitalization, each of JPMP (SBIC) and CBCI became parties to a Stockholders Agreement dated as of June 5, 1996 (the "Stockholders Agreement") and a Registration Rights Agreement dated as of June 5, 1996, as amended and restated as of May 28, 1999 (the "Registration Rights Agreement", a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference), which granted the stockholders of the Issuer, including each of JPMP (SBIC) and CBCI, certain rights, including without limitation, the right to designate members of the Issuer's Board of Directors and the right to subscribe for a proportional share of certain future equity issuances by the Issuer and the right to cause the Issuer to register such shareholder's shares of equity at any time upon the request of at least 60% of the equity securities held by such holders, as well as the right to include their shares of equity


SEC 1746 (2-98)                Page 4 of 15 Pages

                                  SCHEDULE 13D


ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


securities in any registration of equity securities in any public offering and the Issuer has agreed to pay all costs associated with any such registrations. At the time of the Recapitalization, JPMP (SBIC) designated Jeffrey C. Walker, the managing partner of J.P. Morgan Partners, LLC, as its designee on the Issuer's Board of Directors. Mr. Walker is presently a member of the Issuer's Board of Directors.

            On October 29, 1996,  CBCI sold its investment in the Issuer to JPMP
(SBIC) for $18,900,000. Also on October 29, 1996, JPMP (SBIC) sold 24,948 shares of the Issuer's Junior Preferred Stock at a cost of $2,494,000 and 25,200 shares of the Issuer's Common Stock at a cost of $25,200 to the Guitar Center Investors Fund, LLC.

            Pursuant to an Amended and Restated Memorandum of Understanding and Stock Option Agreement dated as of December 30, 1996 (the "Investor's Option Agreement," a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference), JPMP (SBIC) granted options ("Options") to purchase an aggregate of 22,641.52 shares of the Issuer's Common Stock at a purchase price of $4.33 per share to certain officers and key managers of the Issuer. The Options are presently exercisable and expire on December 30, 2001.

            On March 14, 1997, the Issuer had an initial public offering of its Common Stock and as a result thereof, JPMP (SBIC) Junior Preferred Stock was converted into Common Stock at a rate of 6.67:1 and JPMP (SBIC) unregistered Common Stock was converted into Common Stock at a rate of 2.5817:1. As a result of the public offering, JPMP (SBIC) received 4,589,164 shares of the Issuer's Common Stock and the Stockholders Agreement terminated.

            On May 6, 1998, pursuant to the Issuer's Amended and Restated 1996 Performance Stock Option Plan (the "Option Plan", a copy of which is attached hereto as Exhibit 4 and Incorporated herein by reference), Jeffrey C. Walker was granted Incentive Stock Options (the "Options", a copy of which is attached hereto as Exhibit 5 and incorporated by reference) to purchase up to 5,001 shares of the Issuer's Common Stock at a purchase price of $28.5625 per share and $16.4375, respectively. The 28.5625 per share Options expire on May 6, 2008 and are subject to vesting as follows: 1,667 shares on May 6, 1999, 1,666 shares on May 6, 2000, 1,668 shares on May 6, 2001. The $16.4375 Options expire on April 25, 2009 and are subject to vesting as follows: 1,667 shares on April 26, 2000, 1,666 shares on April 26, 2001 and 1,667 shares on April 26, 2002. Mr. Walker is obligated to transfer any shares issued under the Option to JPMP
(SBIC). The Option, therefore allows JPMP (SBIC), as transferee, to purchase up to 5,000 shares of the Issuer's Common Stock

            On June 15, 1999 and June 16, 1999, JPMP (BHCA) purchased the following shares of the Issuer's, Common Stock in open market transactions:

      DATE      SHARES OF COMMON STOCK     PRICE/SHARE     TOTAL PRICE

     6/15/99             25,000               $9.8125        $245,312.50
     6/15/99            100,000               $9.6250        $962,500.00
     6/15/99            200,000               $9.6250      $1,925,000.00
     6/15/99            155,000               $9.6250      $1,491,875.00
     6/15/99             19,000               $9.6250        $182,875.00
     6/15/99              6,000               $9.7500         $58,500.00
     6/16/99             13,910               $9.6250        $133,883.75

SOURCE OF FUNDS

            The funds provided by JPMP (SBIC) for the purchase of the Issuer's Junior Preferred Stock and Common Stock were obtained from JPMP (SBIC) contributed capital, which includes funds that are held available for such purpose. The funds provided by JPMP (BHCA) for the purchase of the Issuer's Common Stock were obtained from JPMP (BHCA) contributed capital, which includes funds that are held available for such purpose. Each of JPMP (SBIC) and JPMP
(BHCA) disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

ITEM 4.  PURPOSE OF TRANSACTION.

            The acquisition of the Issuer's equity securities has been made by JPMP (SBIC) and JPMP (BHCA) for investment purposes. Although neither JPMP
(SBIC) or JPMP (BHCA) has a present intention to do so, each of JPMP (SBIC) and JPMP (BHCA) may make additional purchases of the Issuer's Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments.


SEC 1746 (2-98)                Page 5 of 15 Pages

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


Depending on these factors, each of JPMP (SBIC) and JPMP (BHCA) may decide to sell all or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

            Except  as set  forth in this Item 4,  neither  JPMP  (SBIC) or JPMP
(BHCA) has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, JPMP (SBIC) and JPMP (BHCA) each reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Exchange Act.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            The response to Item 5 is hereby amended in its entirety as follows:

            JPMP (SBIC) may be deemed the beneficial owner of 4,589,164 shares of the Issuer's Common Stock. JPMP (SBIC) deemed beneficial ownership represents 20.8% of the Common Stock as of December 31, 2000. JPMP (SBIC) has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock. JPMP (BHCA) may be deemed beneficial owner of 525,215 shares of the Issuer's Common Stock, which includes options for 6,305 shares of the Issuer's Common Stock. JPMP (BHCA) deemed beneficial ownership represents 2.4% of the outstanding shares of Common Stock as of December 31, 1999. JPMP (BHCA) has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

            Except as reported in Item 3 above and incorporated herein by reference, there have been no transactions involving the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement. No person other than JPMP (SBIC) and JPMP (BHCA), respectively, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common Stock owned beneficially by JPMP (SBIC) and JPMP (BHCA), respectively.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      1. *Recapitalization Agreement dated as of May 1, 1996, among the Issuer, CUCA and the other parties thereto, which is incorporated by reference to Exhibit 10.2 in the Issuer's Registration Statement in Form S-1 (file No. 333-10491).

      2. *Amended and Restated Registration Rights Agreement, dated as of May 28, 1999, among the Issuer and the Shareholders party thereto.

      3. *Amended and Restated Memorandum of Understanding and Stock Option Agreement, dated as of December 30, 1996 among CVCA, the other investors party thereto and certain members of the Issuer's management.

      4. *Company's Amended and Restated 1996 Performance Stock Option Plan, as amended by Amendment No. 1 and the Modification to the Amended and Restated 1996 Performance Stock Option Plan, which are incorporated by reference to Exhibits 10.5, 10.24 and 10.28, respectively, in the issuer's Registration Statement on form S-1 (File No. 333-10491).

      5.    *Incentive Stock Option dated as of May 6, 1998.


-------------------
* Filed Previously.


SEC 1746 (2-98)                Page 6 of 15 Pages

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109



SCHEDULE A
----------

Item 2 information for executive officers and directors of J.P. Morgan Partners
(SBIC), LLC.

SCHEDULE B
----------

Item 2 information for executive officers and directors of JPMP Capital Corp.

SCHEDULES C
-----------

Item 2 information  for executive  officers and directors of J.P. Morgan Chase &
Co.


SEC 1746 (2-98)                Page 7 of 15 Pages

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   J.P. MORGAN PARTNERS (SBIC), LLC


                                   By: /s/ JEFFREY C. WALKER
                                       ----------------------------
                                       Name:  Jeffrey C. Walker
                                       Title: President






     February  14, 2001
----------------------------
           Date


SEC 1746 (2-98)                Page 8 of 15 Pages

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   J.P. MORGAN PARTNERS (BHCA), L.P.

                                   By:  JPMP Master Fund Manager, L.P.,
                                        its General Partner

                                   By:  JPMP Capital Corp.,
                                        its General Partner


                                   By:  /s/ JEFFREY C. WALKER
                                        -------------------------------
                                        Name:  Jeffrey C. Walker
                                        Title: President

     February  14, 2001
----------------------------
           Date


SEC 1746 (2-98)                Page 9 of 15 Pages

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                             EXECUTIVE OFFICERS(1)

President                                     Jeffrey C. Walker*
Executive Vice President                      Mitchell J. Blutt, M.D.*
Executive Vice President                      Arnold L. Chavkin*
Executive Vice President                      John M.B. O'Connor*
Managing Director                             John R. Baron*
Managing Director                             Christopher C. Behrens*
Managing Director                             David S. Britts*
Managing Director                             Rodney A. Ferguson*
Managing Director                             David Gilbert*
Managing Director                             Evan Graf*
Managing Director                             Eric A. Green*
Managing Director                             Michael R. Hannon*
Managing Director                             Donald J. Hofmann, Jr.*
Managing Director                             W. Brett Ingersoll*
Managing Director                             Alfredo Irigoin*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Jonathan Meggs*
Managing Director                             Thomas G. Mendell*
Managing Director                             Stephen P. Murray*
Managing Director                             Joao Neiva de Figueiredo, Ph.D.*
Managing Director                             Timothy Purcell*
Managing Director                             Thomas Quinn*
Managing Director                             Peter Reilly*
Managing Director                             Robert R. Ruggiero, Jr. *
Managing Director                             Susan L. Segal*
Managing Director                             Kelly Shackelford*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Georg Stratenwerth*
Managing Director                             Lindsay Stuart*
Managing Director                             Patrick J. Sullivan*
Managing Director                             Charles R. Walker*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr.*
Managing Director                             Damion E. Wicker, M.D.*
Managing Director                             Eric R. Wilkinson*
Senior Vice President                         Marcia Bateson*
Vice President and Treasurer                  Elisa R. Stein*
Secretary                                     Anthony J. Horan**
Assistant Secretary                           Robert C. Caroll**
Assistant Secretary                           Denise G. Connors**


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1746 (2-98)                Page 10 of 15 Pages

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


                                  DIRECTORS(1)

                               Jeffrey C. Walker*


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


SEC 1746 (2-98)                Page 11 of 15 Pages

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

Chief Executive Officer                    William B. Harris**
President                                  Jeffrey C. Walker*
Executive Vice President                   Mitchell J. Blutt, M.D.*
Executive Vice President                   Arnold L. Chavkin*
Executive Vice President                   John M.B. O'Connor*
Managing Director                          John R. Baron*
Managing Director                          Christopher C. Behrens*
Managing Director                          David S. Britts*
Managing Director                          Rodney A. Ferguson*
Managing Director                          David Gilbert*
Managing Director                          Evan Graf*
Managing Director                          Eric A. Green*
Managing Director                          Michael R. Hannon*
Managing Director                          Donald J. Hofmann, Jr.*
Managing Director                          Alfredo Irigoin*
Managing Director                          W. Brett Ingersoll*
Managing Director                          Andrew Kahn*
Managing Director                          Jonathan R. Lynch*
Managing Director                          Jonathan Meggs*
Managing Director                          Thomas G. Mendell*
Managing Director                          Stephen P. Murray*
Managing Director                          Joao Neiva de Figueiredo, Ph.D.*
Managing Director                          Timothy Purcell*
Managing Director                          Thomas Quinn*
Managing Director                          Peter Reilly*
Managing Director                          Robert R. Ruggiero, Jr.*
Managing Director                          Susan L. Segal*
Managing Director                          Shahan D. Soghikian*
Managing Director                          Georg Stratenwerth*
Managing Director                          Lindsay Stuart*
Managing Director                          Patrick J. Sullivan*
Managing Director                          Kelly Shackelford*
Managing Director                          Charles R. Walker*
Managing Director                          Timothy J. Walsh*
Managing Director                          Richard D. Waters, Jr.*
Managing Director                          Damion E. Wicker, M.D.*
Managing Director                          Eric R. Wilkinson*
Senior Vice President                      Marcia Bateson*
Vice President and Treasurer               Elisa R. Stein*
Secretary                                  Anthony J. Horan**
Assistant Secretary                        Robert C. Carroll**
Assistant Secretary                        Denise G. Connors**


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1746 (2-98)                Page 12 of 15 Pages

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


                                  DIRECTORS(1)

                               Jeffrey C. Walker*
                              William B. Harrison**


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1746 (2-98)                Page 13 of 15 Pages

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board                                   Douglas A. Warner, III*
President and Chief Executive Officer                   William B. Harrison Jr.*
Vice Chairman                                           Geoffrey T. Boisi*
Vice Chairman                                           David A. Coulter*
Managing Director                                       Ramon de Oliveira*
Vice Chairman                                           Walter A. Gubert*
Director of Human Resources                             John J. Farrell*
Managing Director                                       Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           James B. Lee Jr. *
General Counsel                                         William H. McDavid*
Vice Chairman                                           Marc J. Shapiro*
Managing Partner                                        Jeffrey C. Walker**

                                  DIRECTORS(1)

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer          Chairman of the Board
                          Chief Executive Officer
                          Deere & Company
                          One John Deere Place
                          Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel          Chairman and Chief Executive Officer
                          Bechtel Group, Inc.
                          P.O. Box 193965
                          San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.     President and Chief Executive Officer
                          The Hearst Corporation
                          959 Eighth Avenue
                          New York, New York  10019
--------------------------------------------------------------------------------
Lawrence A. Bossidy       Chairman of the Board
                          Honeywell International
                          P.O. Box 3000
                          Morristown, NJ 07962-2245
--------------------------------------------------------------------------------


----------
(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


SEC 1746 (2-98)                Page 14 of 15 Pages

                                  SCHEDULE 13D

ISSUER:  Guitar Center, Inc.                                CUSIP NO.: 402040109


                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
M. Anthony Burns          Chairman of the Board and
                            Chief Executive Officer
                          Ryder System, Inc.
                          3600 N.W. 82nd Avenue
                          Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller        Co-Chairman
                          BP Amoco p.l.c.
                          1111 Warrenville Road, Suite 25
                          Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Furter           President
                          American Museum of Natural History
                          Central Park West at 79th Street
                          New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III      President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.  President and Chief Executive Officer
                          The Chase Manhattan Corporation
                          270 Park Avenue, 8th Floor
                          New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan          Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          919 Third Avenue - Room 29-72
                          New York, New York  10022
--------------------------------------------------------------------------------
Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                          Exxon Mobil Corporation
                          5959 Las Colinas Boulevard
                          Irving,TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford          Chairman, President and Chief Executive Officer
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward             Former Chairman of Board and Chief Executive Officer
                           of Maytag
                          13338 Lakeshore Drive
                          Clive, Iowa  50325
--------------------------------------------------------------------------------
Douglas A. Warner III     Chairman of the Board
                          J.P. Morgan Chase & Co.
                          270 Park Avenue
                          New York, New York  10017
--------------------------------------------------------------------------------
Marina v.N. Whitman       Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1746 (2-98)                Page 15 of 15 Pages